PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated June 13, 2006)	Registration No. 333-133018

TeleCommunication Systems, Inc.
1,750,002 Shares of Class A Common Stock
     The following information supplements information contained in our prospectus dated June 13, 2006 relating to the public offering and sale from time to time of up to an aggregate of 1,750,002 shares of Class A common stock, par value $0.01 per share, or interests therein, of TeleCommunication Systems, Inc. by the selling stockholders who have the right to acquire their shares upon the exercise of warrants. We will not receive any of the proceeds from the sale of these shares.
     Our Class A common stock is traded on the Nasdaq Global Market under the symbol “TSYS.” On June 25, 2007, the closing price of one share of our Class A common stock was $5.35. See “Plan of Distribution” in our prospectus.
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated June 27, 2007
     On March 13, 2006, pursuant to a note purchase agreement dated the same date, we issued and sold to certain accredited investors (i) $10 million in aggregate principal amount of secured notes due March 13, 2009, which bear cash interest at the rate of 14% per annum, or non-cash interest, in the form of additional notes, at the rate of 16% per annum, at our option, and (ii) warrants to purchase an aggregate of 1,750,002 shares of our Class A common stock at an exercise price of $2.40 per share. We received net cash proceeds of approximately $9.3 million from this transaction, which are intended to be used for working capital or other general corporate purposes (which may include, without limitation, mergers and/or acquisitions).
     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of Class A common stock they beneficially own that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. All information provided in this prospectus supplement is as of June 13, 2007.
     The selling holders may sell all, some or none of the shares of Class A common stock beneficially owned by them. Thus, we cannot estimate the number of shares of Class A common stock that will be beneficially owned by the selling stockholders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of Class A common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.

	Shares of Class A	Maximum		Beneficial
	Common Stock	Number of	Number of	Ownership of
	Issuable Upon	Shares to be Sold	Shares Owned	Shares After
	the Exercise of	Pursuant to this	After the	Completion of
Name of Selling Stockholder	Warrants (1)	Prospectus	Offering	the Offering
Bonanza Master Fund Ltd.(2)	1,050,000	1,050,000	—	*
OTA LLC (3)	700,002	700,002	—	*

Total	1,750,002	1,750,002

*	Represents less than 1% of the total.

(1)	The warrants have an exercise price of $2.40 and are exercisable at any time and from time to time from after the earliest to occur of (i) September 15, 2006, (ii) the effective date of this Registration Statement or (iii) immediately prior to the publicly announced closing of a “fundamental transaction.” A “fundamental transaction” is (1) any merger or consolidation of us with or into another person or entity, (2) any sale of all or substantially all of our assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by us or another person or entity) is completed pursuant to which holders of our Class A common stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of our Class A common stock or any compulsory share exchange pursuant to which our Class A common stock is effectively converted into or exchanged for other securities, cash or property. The warrants expire on March 13, 2011.

(2)	The general partner of this selling stockholder, Bernay Box & Co., and its President, Bernay Box, may be deemed to be beneficial owners of shares owned by the selling stockholder.

(3)	Ira M. Leventhal is the chief executive officer and managing member of OTA LLC. Mr. Leventhal may be deemed to be the beneficial owner of shares owned by the selling stockholder.